UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 0-22010

A.	THOMAS GROUP, INC.
401(k) Savings Plan
(Full title of the Plan)

B.	THOMAS GROUP, INC.
5221 North O’Connor Boulevard
Suite 500
Irving, Texas 75039

(Name and address of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated:  June 29, 2006

THOMAS GROUP, INC. 401(k) SAVINGS PLAN
(Name of Plan)

            /s/ James T. Taylor

James T. Taylor
President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Compensation and Corporate Governance Committee
Thomas Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Thomas Group, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Thomas Group, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HEIN & ASSOCIATES LLP

Dallas, Texas
May 4, 2006

THOMAS GROUP, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS:
Cash	$—	$948

Investments, at fair value:
Mutual funds	12,328,991	11,257,960
Money market funds	1,398,932	1,376,859
Self-directed accounts	882,714	424,122
Thomas Group, Inc. common stock	684,374	95,124
Participant loans	6,334	34,285
Total investments	15,301,345	13,188,350

Total assets	15,301,345	13,189,298

LIABILITIES	—	—

Net assets available for benefits	$15,301,345	$13,189,298

See accompanying notes to these financial statements.

THOMAS GROUP, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Net appreciation in fair value of investments	$808,335
Dividends and interest	829,115
Net investment income	1,637,450

Contributions:
Participant contributions and rollovers	1,598,164
Employer	744,722
Total contributions	2,342,886

Total additions	3,980,336

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefits paid directly to participants	1,786,954
Loans paid in default	62,489
Administrative expenses	18,846
Total deductions	1,868,289

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,112,047

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	13,189,298

End of year	$15,301,345

See accompanying notes to these financial statements.

THOMAS GROUP, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.              DESCRIPTION OF PLAN

The following description of the Thomas Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Summary Plan Description.

General

The Plan is a salary deferral plan which was established January 1, 1990, and amended and restated January 1, 2002. The Plan covers all full-time employees of Thomas Group, Inc. (the “Company” or the “Employer”), excluding hourly and leased employees. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Company. Milliman, Inc. (“Milliman”) is the Plan’s recordkeeper. The Charles Schwab Trust Company (“CSTC”) holds substantially all the Plan’s assets and is the Trustee.

Contributions

Each year, participants may contribute to the Plan, through periodic payroll deductions, up to 35% of their pre-tax annual compensation, as defined by the Plan, up to the annual deferral limit allowed for U.S. federal income taxes, which was $14,000 for 2005. A catch-up provision allows participants aged 50 by December 31, to contribute additional deferred amounts. The catch up limit was $4,000 for 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Each year the Company may elect to provide a matching contribution to the Plan based on the amount of participant pre-tax contributions. The target matching contribution will be in accordance with the following schedule:

Years of Benefit Service	Matching Contribution as a Percentage Of Participant Pre-Tax Contributions

0-3	10%
4-5	25%
6-9	50%
10 or more	75%

Profit Sharing

The Company may also elect to provide a profit sharing contribution to the Plan. There were no discretionary profit-sharing contributions in 2005 or 2004.

Participant Accounts

Each participant’s account is credited or charged with: a) all the contributions, forfeitures of the non-vested portion of terminated participants’ accounts, withdrawals and other distributions made to or from such accounts; and, b) its pro rata portion of the appreciation or depreciation in the fair market value of each investment. Such appreciation or depreciation will reflect investment income, realized and unrealized gains and losses, other investment transactions, and expenses paid from each specific investment.

Vesting

Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Participants vest in employer contributions based on years of continuous service with the Company, at a rate of 20 percent a year. A participant is 100% vested after five years of credited service. A participant is also 100% vested upon reaching age 65 or if employment is terminated by reason of total and permanent disability or death.

Investment Options

Upon enrollment into the Plan, a participant may direct his or her participant contributions in any whole percentage increment to the Company’s common stock or any of the mutual fund and money market investment options offered by CSTC. Participants may also direct their contributions into a self-directed brokerage account available through CSTC. Participants may change the allocation of their existing funds and future contributions at any time. Employer contributions are invested in the same percentages as the employee contributions.

Payment of Benefits

Participants whose employment terminates for any reason (except retirement, death or disability) are entitled to receive the vested portion of their account in the form of a lump sum payment.

Participant Loans

A participant may apply to the Plan administrator for a loan under the Plan. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance on the date of loan request. The loans will bear interest equal to the prime rate published in the Wall Street Journal on the day of the loan request. Repayments are made through mandatory payroll deductions, not to exceed five years, unless the loan was to purchase a home, in which case, repayment is 15 years. Participant loans are collateralized by the respective participant accounts.

Hardship Withdrawals

Upon demonstrated financial need, as defined in the Plan, hardship withdrawals are allowed only from the participant’s cumulative pre-tax contributions made to the Plan.

Forfeitures

Participants who terminate employment prior to being fully vested in Company matching contributions forfeit non-vested amounts. Forfeited non-vested accounts were approximately $8,200 and $9,600 at December 31, 2005 and 2004, respectively. Forfeitures of a participant’s employer matching contributions may be used to reduce future Company matching or profit-sharing contributions to the Plan. Forfeited non-vested accounts were used to pay plan administrative expenses. Forfeitures of Company profit-sharing contributions are reallocated among all remaining participants.

Administrative Expenses

The Company has paid, at its discretion, the administrative expenses of the Plan. Administrative expenses incurred were approximately $40,000 in 2005.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 30, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “Code”), and therefore the related trust is exempt from taxation.

2.              SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements and supplemental schedule are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Valuation of Investments

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Participant loans and investments in money market funds are stated at cost which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan but have not been paid are deducted from net assets available for benefits. At December 31, 2005 there were no amounts allocated to withdrawing participants.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles as applied to defined contribution employee benefit plans requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3.              INVESTMENTS

Investments, at fair value, consisted of the following as of December 31:

	2005		2004
Cash	$—		$948

Mutual funds:
American Century International Discovery Fund	1,381,126	*	957,521	*
American Century Ultra Fund	971,693	*	1,008,854	*
Capital World and Growth Fund	860,675	*	574,291
Charles Schwab S&P 500 Fund	1,011,706	*	1,073,573	*
Fidelity Magellan Fund	892,896	*	886,924	*

	2005		2004
Fidelity Puritan Fund	985,450	*	1,502,591	*
Harbor Capital Appreciation Fund	1,456,167	*	1,251,898	*
Hotchkis and Wiley Large Cap Value Fund	664,181		—
Janus Small Cap Value Fund	2,200,327	*	2,426,413	*
Pimco Total Return Fund	686,604		679,408	*
Thornburg Value Fund	716,023		513,597
Vanguard Short Term Investment Grade	502,143		382,890
	$12,328,991		$11,257,960

Money market funds:
Charles Schwab Advantage Money Fund	1,398,932	*	1,376,859	*

Self-directed accounts	882,714	*	424,122
Thomas Group, Inc. common stock	684,374		95,124
Participant loans	6,334		34,285
Total	$15,301,345		$13,189,298

* Represents 5% or more of the Plan’s net assets.

During 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

Mutual funds	180,924
Self-directed accounts	81,459
Thomas Group, Inc. common stock	545,952
$808,335

4.              PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest investments held by the Plan include 82,212 and 68,206 shares of Thomas Group, Inc. common stock at December 31, 2005 and 2004, respectively. The fair market value of this Plan investment was $684,374 and $95,124 at December 31, 2005 and 2004, respectively. Dividend income earned on the Thomas Group, Inc. common stock was $0 for the years ended December 31, 2005 and 2004, respectively.

Certain Plan investments are shares of mutual funds managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.              PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

6.              PLAN AMENDMENT

Effective March 28, 2005, the Plan was amended to lower the account balance minimum threshold of taxable distributions for terminating employees to $1,000 from $5,000. Prior to the amendment, terminating participants with account balances less than $5,000 were given taxable distributions if the account balance was not rolled into another qualified tax deferred plan at the participants’ direction. This amendment lowers this amount to $1,000. Under the guidelines of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), account balances less than or equal to $5,000 and greater than $1,000, will be transferred into a qualified tax deferred account on behalf of the termination participant when no distribution or rollover directions for these funds are received by the Plan from the termination participant.

Effective December 20, 2005, the Plan was amended to require a mandatory distribution for persons reaching the age of 70 ½ who are not employees. Participants reaching the age of 70 ½ and currently employed may defer payments until retirement.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 72-0843540    Plan Number: 003

December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	Cost	Current Value
	Cash
	Money market funds:
*	Charles Schwab Trust Company	Advantage Money Fund	**	$1,398,932

	Mutual funds:
	American Century	International Discovery Fund	**	1,381,126
	American Century	Ultra Fund	**	971,693
	Capital	World Growth and Income	**	860,675
*	Charles Schwab Trust Company	S&P 500 Fund	**	1,011,706
	Fidelity Investments	Magellan Fund	**	892,896
	Fidelity Investments	Puritan Fund	**	985,450
	Harbor	Capital Appreciation Fund	**	1,456,167
	Hotchkis and Wiley	Large Cap Value Fund	**	664,181
	Janus	Small Cap Value Fund	**	2,200,327
	Pimco	Total Return Fund	**	686,604
	Thornburg	Value Fund	**	716,023
	Vanguard	Short Term Investment Grade	**	502,143

*	Charles Schwab Trust Company	Personal Choice Retirement Account	**	882,714

*	Thomas Group, Inc.	Common stock, 82,212 shares	**	684,374

*	Participant loans	4.0% to 6.0% interest and varying maturities		6,334

	Total investments			$15,301,345

*                 This is identified as a party-in-interest to the Plan. Charles Schwab Trust Company acts as the Plan’s trustee.

**          Historical cost information is omitted as permitted for participant-directed transactions under an individual account plan.

See Independent Registered Public Accounting Firm’s Report.

S-1